Ur-Energy Closes US$15,000,000 Loan Facility

LITTLETON, Colo., Aug. 28, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce that the Company, and certain of its U.S. subsidiaries, closed on a US$15.0 million secured loan facility (the "Second Loan Facility") with RMB Australia Holdings Ltd. ("RMBAH") on August 27, 2013. The Loan Facility is in addition to the previously-announced US$20.0 million facility with RMBAH, closed in June 2013 (the "First Loan Facility"). (See News Release June 25, 2013).

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The Second Loan Facility will provide additional working capital for operations of the Company's flagship Lost Creek Project, which commenced production operations on August 2, 2013.

Ur-Energy President and CEO Wayne Heili commented, "We are very pleased to announce the closing of this Second Loan Facility, and for the continued support of RMB Resources and RMB Australia. RMB has decades of lending experience in the natural resources industries. We are fortunate that such a well-respected international banking partner is demonstrating this commitment to our project and to our company."

The Loan Facility includes the following terms:

  scheduled repayments of principal commence March 2014 at the rate of US$750,000 per quarter, increase to US$1,800,000 per quarter in March 2016 following the final repayment of the First Loan Facility, and continue until the repayment term concludes on March 31, 2017;
  an interest rate of LIBOR plus 7.5% per annum calculated quarterly;
  an arrangement fee of 6.0% payable at closing, with 50% to be applied as a payment under certain circumstances;
  issuance of 3,100,800 warrants with a five-year expiry, exercisable for 3,100,800 common shares of the Company at an exercise price of C$1.25, and other terms as set forth in the warrant certificate, of which 50% are cancellable under certain circumstances.  As with the First Loan Facility, proceeds from the exercise of warrants  during the term of the Second Loan Facility are to be used for payments on the facility;
  repayment in full upon a closing of the State of Wyoming Industrial Development Bond Loan, or a payment of US$10,000,000 on or before March 31, 2014 under certain circumstances;
  customary security and other customary terms as set forth in the Second Loan Facility transaction documents.

The Company continues to work with the State of Wyoming and Sweetwater County to advance a US$34.0 million bond loan (the "Bond Loan") through the State's Industrial Development Bond program. The Second Loan Facility will be repaid upon a closing of the Bond Loan.

About Ur-Energy

Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery uranium facility in south-central Wyoming. The Lost Creek processing facility will have a two million pounds per year nameplate capacity. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and ability to complete bond closing or other project financing; timing of completion of commissioning and ramp-up of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.